[QMIS TBS CAPITAL GROUP LETTERHEAD]

April 28, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Julia Griffith
J. Nolan McWilliams
Michael Volley
Amit Pande

Re:	QMIS TBS Capital Group Corp.
Registration Statement on Form S-1
Originally Filed June 2, 2020
File No. 333-238872
WITHDRAWAL OF REQUEST FOR ACCELERATION OF EFFECTIVENESS

Dear Ms. Griffith, Mr. McWilliams, Mr. Volley, and Mr. Pande:

On April 27, 2021, QMIS TBS Capital Group Corp. (the “Company”), filed Amendment No. 3 to the Registration Statement referenced above, SEC File No. 333-238872 (the “Registration Statement”), and also filed a request for acceleration of effectiveness.

The Company hereby requests that the Commission permit the withdrawal of the request for acceleration of effectiveness filed on April 27. Counsel to the Company spoke with John Stickel of the Commission today, and he indicated that the Commission will need to review Amendment No. 3 and communicate whether or not there are additional comments before the Company may seek acceleration of effectiveness.

We apologize for the premature filing. Please contact company counsel, C. Parkinson Lloyd of Kirton McConkie at (801) 350-7619 with any additional questions.

Thank you for your consideration and assistance in this matter.

Respectfully submitted,

QMIS TBS CAPITAL GROUP CORP.

/s/ Timo Bernd Strattner
Dr. Timo Bernd Strattner, CFO